Exhibit 4.1 Summary of Employment Arrangements between Schering AG and Dr. Hubertus Erlen

Summary of Employment Arrangements
between Schering Aktiengesellschaft
and Dr. Hubertus Erlen

This English-language summary of the material terms of the employment arrangements in effect as of May 1, 2001 between Schering Aktiengesellschaft (the "Company") and Dr. Hubertus Erlen, the Chairman of the Executive Board of the Company, is based on the terms of certain German language letter agreements between the Company and Dr. Erlen.

Term: Dr. Erlen was first elected as Chairman of the Executive Board of the Company as of April 26, 2001. His current term will expire on June 30, 2008. The term of the employment arrangements described herein is concurrent with Dr. Erlen’s term as Chairman.

Compensation: The aggregate remuneration of Dr. Erlen for 2004 is comprised of the following three elements:

Fixed Compensation:	EUR 720,000.00

Variable Compensation:	EUR 1,668,300.00 (determined by reference to earnings per share
(EPS) exceeding the threshold value of EUR 0.60 per share)

Stock-Based Compensation:
Stock options granted	€ 147,700.00

Retirement: The Company will make a monthly pension contribution equal to 7 times the monthly base salary of technical employees in group E13 applicable at the Company’s site in Bergkamen, Germany.

Others	Euro

Workers Comp (BG)	360.33
D&O	2,465.00
Social Security (RV)	6,025.56
Insurance (KUV)	704.90
Car	13,559.76